LAW OFFICES
                               STEVEN L. SISKIND
                                   SUITE 403                  FLORIDA OFFICE:
                                 645 FIFTH AVE              ONE FINANCIAL PLAZA
                            NEW YORK, NEW YORK 10022             SUITE 2626
MEMBER OF NEW YORK              (212) 750-2002          FT. LAUDERDALE, FL 33394
 AND FLORIDA BARS             FAX (212) 838-7982              (954) 523-2626







                                 AUGUST 1, 2000

Mail Stop 0304

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: McClendon Transportation Group, Inc.
    RW - Registration Statement on Form 10-SB
    File No. 0-30773
    Filed: June 8, 2000

Dear Ms. Walker:

Pursuant to the request made by your office, please accept this as the above registrant's request to withdraw the above Registration Statement. The withdrawal was requested because the Registration Statement would have been declared effective prior to the Commission's review of the Amendment containing the required audited financial statements.

The Company will re-file the Registration Statement shortly.


                                        Very truly yours,


                                        /s/ Steven L. Siskind
                                        ---------------------------
                                            Steven K, Siskind

SLS/eg